UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

On July 5, 2022, the Shenzhen Qianhai Cooperation Zone People’s Court (the “Court”) in the People’s Republic of China (the “PRC”) issued an injunction order (the “Injunction Order”) in a case brought by Nam Tai Group Limited, a wholly owned subsidiary of Nam Tai Property Inc. (the “Company”), against Wang Jiabiao and Zhang Yu (the “Defendants”), both of whom are members of the Company’s previous management team, with third parties Nam Tai Investment (Shenzhen) Co., Ltd. (“NTI”) and Yu Chunhua, the Company’s interim Chief Executive Officer. The case was brought by the Company on June 8, 2022 (the “Case”), alleging that the Defendants, after being lawfully removed from their positions on the Company and NTI’s management team, continued to illegally possess and control the company seals (also known as “chops”) and certificates of NTI and take actions that harmed the interests of NTI. The Company filed an application for preservation to the Court on June 10, 2022.

The Injunction Order provides that, during the course of the Case, the Defendants are prohibited from using the company seals (including company official seal, special financial seal, special contract seal, legal representative seal and invoice seal) and certificates (including business licenses, organization code certificate and tax registration certificate) of NTI.

A copy of the press release discussing the Injunction Order has been attached as Exhibit 99.1 hereto. Copies of the Injunction Order have been attached hereto in both English and Chinese as Exhibits 99.2 and 99.3, respectively.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated July 11, 2022

99.2	Order of the Shenzhen Qianhai Cooperation Zone People’s Court, Yue 0391 Min Chu No. 4737, dated July 5, 2022 (English)

99.3	Order of the Shenzhen Qianhai Cooperation Zone People’s Court, Yue 0391 Min Chu No. 4737, dated July 5, 2022 (Chinese)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2022

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Interim Chief Executive Officer